Exhibit 23.4
Consent of Independent Auditors
We consent to the incorporation by reference in the registration statement on Form S-8 of Swisher Hygiene Inc. pertaining to the Amended and Restated Swisher Hygiene Inc. 2010 Stock Incentive Plan of our report dated February 11, 2011, relating to our audits of the consolidated financial statements of Choice Environmental Services, Inc. and Subsidiaries and Affiliates as of and for the years ended September 30, 2010 and 2009, and our report, dated March 14, 2011, on our reviews of the consolidated financial statements of Choice Environmental Services, Inc. and Subsidiaries and Affiliate for the three months ended December 31, 2010 and 2009, which is included in the Current Report on Form 8-K/A filed by Swisher Hygiene Inc. on March 31, 2011.

Horsham, Pennsylvania
May 6, 2011